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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                   Burns International Services Corporation
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                                (Name of Issuer)



                    Common Stock, Par value $0.01 per Share
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                         (Title of Class of Securities)




                                  122374-10-1
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                     (CUSIP Number of Class of Securities)


        Thomas Berglund                                A Copy to:
President and Chief Executive Officer        Dunnington, Bartholow & Miller LLP
          Securitas AB                      Attention: Frederick W. London, Esq.
  Lindhagensplan 70, P.O. Box 12307                Promenade Office Park
     SE-102 28 Stockholm, Sweden             4165 East Thousand Oaks Boulevard
                                                          Suite 101
                                              Westlake Village, CA 91362-3810

      Phone: 46-8-657-7400
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(Name, Address and Telephone number of Persons Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)
                                August 3, 2000
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13d-1(g), check the following box.

     Note. Schedule filed in paper format shall include a signed original and five copies of the schedule include all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
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
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CUSIP No. 122374-10-1
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
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     SECURITAS ACQUISITION CORPORATION (I.R.S. Identification # 77-0550034) and SECURITAS AB

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [_]
     (b) [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS *    BK

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION         DELAWARE and SWEDEN

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                    7    SOLE VOTING POWER            Up to 19.9% of common stock outstanding upon exercise
                                                of option
NUMBER OF           ----------------------------------------------------------------------------------------
SHARES
BENEFICIALLY        8    SHARED VOTING POWER          906,396
OWNED BY
EACH                ----------------------------------------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER        Up to 19.9% of common stock outstanding upon exercise
PERSONAL WITH                                   of option
                    ----------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER     906,396
                    ----------------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    906,396 plus up to 19.9% of common stock outstanding upon exercise of option
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**    Approximately 24.4%

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14  TYPE OF REPORTING PERSON (See Instructions)         CO

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
______________
* See Section 10 ("Source and Amount of Funds") of the Offer to Purchase dated August 7, 2000, which is incorporated herein by reference.

** See Section 11 ("Background of the Offer; Purpose of the Offer and the
   Merger; The Merger Agreement and Certain Other Agreements") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Stockholders' Agreement, dated as of August 3, 2000, between Securitas AB, Securitas Acquisition Corporation and certain stockholders of the Issuer, and the Stock Option Agreement, dated as of August 3, 2000 between Securitas AB and the Issuer.

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          This Statement is filed by Securitas Acquisition Corporation, a
Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Securitas AB, a joint stock company organized under the laws of Sweden ("Securitas"), and relates to the tender offer by Purchaser to purchase all outstanding Shares (as defined below) of Burns International Services Corporation, a Delaware corporation, at a price of $21.50 per share of Company Common Stock or such higher price as may be paid in the Offer (the "Per Share Amount") net to the Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2000 (the "Offer to Purchase"), incorporated by reference to Exhibit (a)(1) of the Schedule TO filed by the Purchaser on August 7, 2000 (the "Schedule TO") and in the related Letter of Transmittal, incorporated by reference to Exhibit (a)(2) of the Schedule TO
(which, as amended from time to time, together constitute the "Offer").

Item 1.   Security and Issuer

          The name of the issuer is Burns International Services Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 200 S. Michigan Avenue, Chicago, IL 60604. The title of the securities to which this Statement relates is the Issuer's outstanding common stock, par value $0.01 per share (the "Company Common Stock"), including the associated rights to purchase Series A Participating Cumulative Preferred Stock, issued under the Rights Agreement (as defined in Section 1.2 of the Agreement and Plan of Merger) (the "Rights" and together with the Company Common Stock, the "Shares"). The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

Item 2.   Identity and Background

          (a)-(c) and (f) This Statement is being filed by the Purchaser and Securitas. The information set forth in Section 9 ("Certain Information Concerning Purchaser and Securitas") and Schedule I (Directors and Executive Officers of the Purchaser and Securitas) of the Offer to Purchase is incorporated herein by reference.

          (d)-(e) During the last five years, none of the Purchaser, Securitas or, to the best knowledge of the Purchaser and Securitas, any executive officer or director of the Purchaser or Securitas listed in Schedule I (Directors and Executive Officers of the Purchaser and Securitas) (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

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Item 3.   Source and Amount of Funds or Other Consideration

          The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 4.   Purpose of Transaction

          (a)-(j) The information set forth in the "Introduction", Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreement"), Section 7 ("Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

          (a)-(d) The information set forth in the "Introduction", Section 9 ("Certain Information Concerning Purchaser and Securitas"), Section 11 and in
Schedule I (Directors and Executive Officers of the Purchaser and Securitas) of the Offer to Purchase is incorporated herein by reference. The Purchaser, Securitas, and fifteen (15) officers and directors of the Issuer (the "Stockholders") who beneficially own 906,396 shares) have entered into a Stockholders' Agreement, dated as of August 3, 2000 (the "Stockholders' Agreement"). The Stockholders' Agreement is described in more detail in Section 11 of the Offer to Purchase. As a result of the Stockholders' Agreement, each of the Purchaser and Securitas may be deemed to beneficially own, and have shared voting power with respect to, an aggregate of 906,396 Shares (representing approximately 4.5% of the Shares outstanding on August 3, 2000). However, each of the Purchaser and Securitas disclaims beneficial ownership to such Shares, and this Statement shall not be construed as an admission that either the Purchaser or Securitas is the beneficial owner of any securities covered by this Statement. Securitas and the Issuer have entered into a Stock Option Agreement, dated as of August 3, 2000 (the "Stock Option Agreement").
The Stock Option Agreement, which gives Securitas the right to acquire up to 19.9% of the Issuer's common stock outstanding at the time the option is exercised, is described in more detail in Section 11 of the Offer to Purchase. However, Securitas disclaims beneficial ownership to any shares covered by the Option Agreement, and this Statement shall not be construed as an admission that Securitas is the beneficial owner of any shares covered by the Option Agreement.

   (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth in the "Introduction," Section 11 and
Section 7 of the Offer to Purchase is incorporated herein by reference.

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Item 7.    Material to be Filed as Exhibits

(1)        Offer to Purchase, dated as of August 7, 2000.*

(2) Agreement and Plan of Merger, dated as of August 3, 2000 between the Issuer, the Purchaser and Securitas.*

(3) Stockholders' Agreement, dated as of August 3, 2000 between the Purchaser, Securitas and the Stockholders.*

(4) Stock Option Agreement, dated as of August 3, 2000 between the Securitas and the Issuer.*

______________
* Incorporated by reference to Schedule TO, filed August 7, 2000 by the Purchaser and Securitas.

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   August  25, 2000
                                    SECURITAS ACQUISITION CORPORATION


                                    By: /s/ Hakan Winberg
                                       ---------------------------------------
                                    Name:  Hakan Winberg
                                    Title:  Executive Vice President and
                                    Chief Financial Officer



                                    SECURITAS AB


                                    By: /s/ Thomas Berglund
                                       ---------------------------------------
                                    Name:   Thomas Berglund
                                    Title:  President and Chief Executive
                                            Officer

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